UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COMMERCIAL METALS COMPANY

(Name of Subject Company)

COMMERCIAL METALS COMPANY

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

201723103

(CUSIP Number of Class of Securities)

Ann J. Bruder

Senior Vice President of Law, Government Affairs and Global Compliance,

General Counsel and Corporate Secretary

Commercial Metals Company

6565 North MacArthur Boulevard, Suite 800

Irving, Texas 75039

Telephone (214) 689-4300

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Thomas A. Cole

Paul L. Choi

Beth E. Flaming

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Commercial Metals Company, a Delaware corporation, with the Securities and Exchange Commission on December 19, 2011, relating to the tender offer by IEP Metals Sub LLC, a Delaware limited liability company, which is a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership, to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (the “Rights,” and together with the shares of Common Stock, “Shares”), at a price of $15.00 per Share in cash, without interest and less any applicable withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description
(a)(4)	Press release issued by Commercial Metals, dated December 19, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMMERCIAL METALS COMPANY

By:	/s/ Joseph Alvarado
Name:	Joseph Alvarado
Title:	President and Chief Executive Officer

Dated: December 19, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(4)	Press release issued by Commercial Metals, dated December 19, 2011.

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